Great Panther Silver Limited

TECHNICAL REPORT ON THE
SAN IGNACIO PROJECT
MINERAL RESOURCE
GUANAJUATO, MEXICO

Located in Guanajuato State, Mexico
21°02’ N Latitude; 101°19' W Longitude

-Prepared for-

GREAT PANTHER SILVER LIMITED
Suite 2100, 1177 West Hastings Street
Vancouver, BC, Canada
V6E 2K3

-Prepared by-
Janelle Smith AIG.

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

C O N T E N T S

1.0	SUMMARY			1-1

2.0	INTRODUCTION AND TERMS OF REFERENCE			2-1
	2.1	Terms of Reference		2-1

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	SOURCES OF INFORMATION			4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Infrastructure		5-1
	5.4	Physiography		5-1

6.0	LAND TENURE			6-1

7.0	HISTORY AND PREVIOUS WORKS			7-1
	7.1	History		7-1
	7.2	Previous Work		7-4

8.0	GEOLOGICAL SETTING			8-1
	8.1	Regional Geology		8-1
	8.2	Local and Property Geology		8-2
		8.2.1	Lithology	8-2

9.0	DEPOSIT TYPES			9-1

10.0	MINERALISATION			10-1

11.0	EXPLORATION			11-1

12.0	DRILLING			12-1

13.0	SAMPLING METHOD AND APPROACH			13-1
	13.1	Drill Core RQD and Core Recovery		13-2
	13.2	Density		13-4

14.0	SAMPLE PREPARATION ANALYSES AND SECURITY			14-1

15.0	DATA VERIFICATION			15-1
	15.1	Assay QC		15-1
	15.2	Database Validation		15-5

16.0	ADJACENT PROPERTIES			16-1

17.0	MINERAL PROCESSING AND METALLURGICAL TESTING			17-1
	17.1	Metallurgical Testing		17-4

18.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			18-1
	18.1	Mineral Resources		18-1
	18.2	Previous Estimates		18-3
	18.3	Database		18-3
	18.4	Wireframe Models		18-4
	18.5	Sample Statistics		18-7
	18.6	Block Model		18-8

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

	18.7	Geostatistics	18-9
	18.8	Grade Interpolation	18-12
	18.9	Block Model Validation	18-12
	18.10	Cut-off Grade	18-16
	18.11	Classification	18-16

19.0	OTHER RELEVANT DATA AND INFORMATION		19-1

20.0	ADDITIONAL REQUIREMENTS		20-1

21.0	INTERPRETATIONS AND CONCLUSIONS		21-1

22.0	RECOMMENDATIONS		22-1

23.0	REFERENCES		23-1

24.0	DATE AND SIGNATURE PAGE		24-1

25.0	CERTIFICATE OF A QUALIFIED PERSON		25-1

26.0	APPENDIX 1		26-1

27.0	APPENDIX 2		27-1

28.0	APPENDIX 3		28-1

29.0	APPENDIX 4		29-1

30.0	APPENDIX 5		30-1

31.0	APPENDIX 6		31-1

32.0	APPENDIX 7		32-1

T A B L E S

Table 1-1:	Great Panther San Ignacio Mineral Resource Estimates	1-2
Table 2-1:	Abbreviations that are used in this Report	2-2
Table 6-1:	Claims that Comprise the Great Panther Holdings at Guanajuato	6-2
Table 6-2:	Claims that Comprise the Great Panther Holdings at Guanajuato	6-3
Table 7-1:	Guanajuato Production Figures Great Panther Silver Ltd.-.Guanajuato Mine	7-4
Table 13-1:	Statistics for RQD of Core within the Vein	13-3
Table 13-2:	Statistics for Core Recovery within the Vein	13-3
Table 13-3:	San Ignacio Project Specific Gravity by Rock Type	13-5
Table 18-1:	Great Panther Silver San Ignacio Project Mineral Resource by Vein as of 31 August 2011 Using a 118 g/t AgEq Cut-off Grade	18-2
Table 18-2:	Great Panther Silver San Ignacio Project Inferred Mineral Resource Using 100g/t 118g/t and 136g/t Cut-offs	18-2
Table 18-3:	Easting, Northing, and Elevation Project	18-3
Table 18-4:	Total Number of Diamond Drill-hole Samples within the San Ignacio Area and within the Wireframe Vein Models	18-3
Table 18-5:	Volumes of the Wireframes of the Mineralised Zones San Ignacio Property	18-4
Table 18-6:	San Ignacio Sample Statistics for Au and Ag All Drill Hole Data within the Geographic Limits	18-7
Table 18-7:	San Ignacio Vein Composite Statistics for Au, Au Cut, Ag, and Ag Cut	18-8
Table 18-8:	The Extent of the San Ignacio Block Model Mapes Guanajuato Grid in Meters	18-8

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 18-9:	Variogram Model Parameters for Au and Ag Vein Composite Cut Values for the Direction of Maximum Continuity Horizontal to 340 Degrees	18-9

F I G U R E S

Figure 6-1:	San Ignacio Property Guanajuato Location Map	6-4
Figure 6-2:	San Ignacio Property Great Panther Silver Limited Claim Map for the Guanajuato and San Ignacio Mining Camps	6-5
Figure 8-1:	San Ignacio Project Property Geology Map	8-3
Figure 12-1:	Drill-hole Location Plan to the End of July 2011 - Vein Outcrop Marked in Red Contour Spacing 5 m Elevation	12-3
Figure 13-1:	San Ignacio Distribution Plot of Ag Values for Half Core and Quarter Core Field Duplicates from Holes ESl11-010 to ESl11-014	13-2
Figure 13-2:	Histogram of Drill-core RQD within the Vein	13-3
Figure 13-3:	Histogram of Core Recovery within the Vein	13-4
Figure 15-1:	San Ignacio Reference Material GTS03 Ag Performance	15-2
Figure 15-2:	San Ignacio Reference Material GTS03 Au Performance	15-2
Figure 15-3:	San Ignacio Reference Material GTS04 Ag Performance	15-3
Figure 15-4:	San Ignacio Reference Material GTS04 Au Performance	15-3
Figure 15-5:	San Ignacio Reference Material Blank Ag Performance	15-4
Figure 15-6:	San Ignacio Reference Material Blank Au Performance	15-4
Figure 17-1:	Process Flow Sheet for the Cata Plant	17-3
Figure 18-1:	Vein Wireframe with Drill-hole Locations and Composite Intercepts Shown as Spheres Colored by Grade for Ag Eg	18-5
Figure 18-2:	Vein Wireframe Plan 2210 MASL with Composite Intercepts Shown as Sliced Spheres	18-6
Figure 18-3:	San Ignacio Project Pairwise Relative Variogram for Au ppm Cut Grade – Run303.aud	18-10
Figure 18-4:	Project Pairwise Relative Variogram for Ag ppm Cut grade – Run303.agd	18-11
Figure 18-5:	San Ignacio Project, a Long Section of the Melladito Vein with the Model Blocks and Drill Hole Composite Grades Colored for Interpolated Ag Eq Values	18-13
Figure 18-6:	San Ignacio Project, a Long Section of the Intermediate Vein with the Model Blocks and Drill Hole Composite Grades Colored for Interpolated Ag Eq Values	18-14
Figure 18-7:	San Ignacio Project, a Long Section of the Intermediate 2 Vein with the Model Blocks and Drill Hole Composite Grades Coloured for the Interpolated Ag Eq Values	18-14

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

1.0	SUMMARY

The purpose of this Technical Report is to support Great Panther Silver Limited’s public disclosure related to the San Ignacio Property. This technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as in March 2011 Great Panther Silver Limited became a producer issuer in accordance with TSX/BC securities regulations the resource estimate for this deposit was completed by company personnel.

Great Panther is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a silver producing company with operating silver mines in Mexico. In addition to the San Ignacio Property, Great Panther Silver owns and operates the Guanajuato Mines Complex group of Mines in the Guanajuato Mining district in Guanajuato state and the Topia silver mine located in the state of Durango, Mexico.

The San Ignacio Property is a group of contiguous leases of covering approximately 4.5 km in length of the strike of the precious metal bearing La Luz vein system which is located about 8km to the north west of the city of Guanajuato in the state of Guanajuato, Mexico.

Silver was first found in the area in 1548 and there are seven historical shafts and numerous pits on the property.

Great Panther Silver began actively exploring the area in 2009 and initiated a diamond drilling program in October of 2010. Until the middle of August 2011 24 diamond drill holes for a total length of 10,154.8m were completed.

Wireframe modelling of the vein intercepts was undertaken and a resource estimate using ordinary kriging was performed to produce the undiluted resource presented in Table 1.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 1: Great Panther San Ignacio Inferred Mineral Resource Estimates

Cut-Off		Grade	Grade	Contained	Contained	Contained
AgEq	Tonnes	Ag g/t	Au g/t	Ag ozs	Au ozs	AgEq ozs
100	773,000	110	1.87	2,724,000	46,400	5,046,000
118	611,000	127	2.05	2,485,000	40,200	4,494,000
136	508,000	141	2.18	2,308,000	35,600	4,085,000
Notes
•	CIM definitions and guidelines were followed for Mineral Resources
•	Mineral Resource was estimated at the cut-offs stated as in Table 1.
•	Mineral Resource was estimated using an average gold price of US$ 1,400 per ounce and an average silver price of US $28 per ounce
•	Dry Bulk density is 2.65 t/m3
•	Gold–silver equivalence ratio for cut-off and reporting purposes was 50:1
•	Totals may not agree due to Rounding.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

2.0	INTRODUCTION AND TERMS OF REFERENCE

In accordance with TSX/BC securities regulations Great Panther Silver Limited (Great Panther) became a producing issuer as of mid-March 2011 hence the resource estimate for the San Ignacio property was completed by company personnel.

An appropriately qualified geologist prepared the San Ignacio Mineral Resource and the Technical Report on the San Ignacio property (the Property), in Guanajuato, Mexico.

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

Great Panther is a Canadian based mining and exploration company active in Mexico. The company operates two mines, the Topia silver-gold-lead-zinc mine in west-central Durango State and the Guanajuato silver-gold mine in Guanajuato State. Great Panther also has the San Antonio gold-copper project in Chihuahua State, but is not actively exploring at this time. Total 2010 metal production from Great Panther’s two mines was 1.53 M oz Ag, 7,216 oz Au, 1,092 t Pb, and 1,358 t Zn.

The San Ignacio project is the subject of this report.

2.1	Terms of Reference

This technical report includes a resource estimate of seven principal veins that comprise the San Ignacio vein system within the area of exploration, Melladito, Intermediate, Intermediate 5, Intermediate 2, Nombre de Dios, Nombre de Dios Footwall 1, and Nombre de Dios Footwall 2.

There is no prior mineral resource or mineral reserve estimation for the San Ignacio Mine area.

Janelle Smith a member of the Australian Institute of Geoscientists was onsite in Guanajuato Mexico during the preparation of the resource estimate and Technical Report and visited the San Ignacio property six times.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 2-1: Abbreviations that are used in this Report

Term	Abbreviation
Atomic absorption spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Centimetre	cm
Gold	Au
Grams per tonne	g/t
Great Panther Silver Limited	Great Panther
Hectare	Ha
Instituto Nacional de Estadistica y Geografia	INEGI
Kilometer	km
Kilo Tonnes	kt
Meter	m
Meters above Sea Level	masl
Millimeters	mm
Million	M
Million Tonnes	Mt
Minera Villa Seca SA CV	MVS
National Instrument NI 43-101	NI 43-101
Ounce	oz
Parts per Million	ppm
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Silver	Ag
Silver Equivalent	Ag Eq
San Ignacio Property	the property
Specific Gravity	SG
Standard Deviation	Std Dev
Tonne	t
Tonnes per Cubic Meter	t/m3

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by Great Panther. The information, conclusions, opinions, and estimates contained herein are based on assumptions, conditions, and qualifications as set forth in this report, and data, reports, and other information available within Great Panther and other third party sources.

The descriptions of geology and mineralization and exploration are taken from reports prepared by contracted consultants. The conclusions of this report rely on data available in published and unpublished reports and internal information available at the time of preparation of this report

For the purpose of this report, the author has relied on ownership information provided from internal sources. The author has not researched property title or mineral rights for the San Ignacio property and expresses no opinion as to the ownership status of the property.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

4.0	SOURCES OF INFORMATION

Janelle Smith, member of the Australian Institute of Geoscientists, and Great Panther mineral resource geologist was present on site in Guanajuato full time during the preparation of the resource estimate.

In writing this report, the author has reviewed technical reports, viewed diamond drill core and collected field duplicate samples from such, had unrestricted access to the Great Panther diamond drill-hole and chip channel sample database. Financial reports and land tenure documents, maps and drawings were supplied from various in-house sources, the information contained within these reports and maps were not verified.

The drill-hole database was verified and collar and survey information for all drill holes used in the database were screened for errors.

Discussions were held with Great Panther personnel:

•	Ing. Maria de los Angeles Neri Calderon
•	Ing. Carlos Armando Argumosa Sosa
•	Ing. Alejandro Garcia Badilla
•	Ing. Eduardo Rodriguez Castillo
•	Robert Brown (P. Eng.) Vice President Exploration
•	Andrew Sharp, General Manager Guanajuato Mine Complex
•	Carmen Lopez, Guanajuato Assay Lab Supervisor, SGS Lakefield (under contract to Great Panther)

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 23 References.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The San Ignacio property is located about 8 km northwest of the city of Guanajuato, Guanajuato State, Mexico, approximately 380 km by road northwest of Mexico City. The city of Guanajuato has a population of approximately 150,000 and is serviced by an international airport which is located on the outskirts of Silao, a 30 minute drive on toll road from Guanajuato.

The Property is part of 28 non-contiguous claims that cover approximately 1,107.28 ha in area. The principal claim group on the Property is located at approximately 21°02’ N Latitude; 101°19' W Longitude Great Panther holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A.de C.V. (MMR).

Access to the property is a 35 minute drive from the outskirts of the city of Guanajuato, mostly by gravel road through the towns of Santa Ana and Christo Del Rey. The San Ignacio Location Map is shown as Figure 6-1.

5.2	Climate

The area has a dry climate with an annual precipitation of about 600 mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3	Infrastructure

There are unsealed gravel roads on the property, which is located adjacent to

Endeavour Silver’s Bolanitos mine. Grid power is available and some buildings and storage sheds exist onsite at the old San Ignacio Shaft which is located on the property. Most of the supplies and labour required for the exploration program operations are purchased in either the city of Guanajuato or Leon. The area has a long tradition of mining and there is an ample supply of skilled personnel sufficient for any mining operations and the surface facilities.

5.4	Physiography

The property area is characterized by rolling hills with small incised drainages which generally provide windows through thin soil cover to good bedrock exposures.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Two small villages (San Pedro and Mexiamora) are located within the property as are several other isolated homes and small farms. Some of the property is underlain by cultivated land on which local farmers grow corn.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

6.0	LAND TENURE

Great Panther holds a 100% interest in the Property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV. The claims that comprise the Great Panther holdings at Guanajuato are shown in Table 6-1 and Figure 6-2. Claim boundaries have been legally surveyed. The San Ignacio Property claims are San Francisco de Pili, Purisima de Concepcion, San Pedro de Gilmonene, Primero Amplicacion de San Antonio, San Antonio, San Francisco de Asis, and La Chuparosa.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 6-1: Claims that Comprise the Great Panther Holdings at Guanajuato

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 6-2: Claims that Comprise the Great Panther Holdings at Guanajuato

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 6-1: San Ignacio Property Guanajuato Location Map

GREAT PANTHER SILVER LIMITED
United States
Hermosillo
Chihuahua
Torreon
Monterrey
Culiacan
Durango
Gulf of Mexico
San Ignacio Project
Pacific Ocean
Manzanillo
Guadalajara
Mexico City
Belize
Guatemala
Bolañitos
Guanajuato Mine Complex
Cata Plant
Valenciana
Cata
Rayas
San Ignacio
San Ignacio Project
GUANAJUATO
MARFIL
Intl. Airport
To Leon
SILAO
2 km
LEGEND
Great Panther Property
Urban area
Toll highway
Paved road
Rough road
Railway
Grid Coordinates are WGS84, zone 13

Source: Great Panther Silver Ltd., August 2011

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 6-2: San Ignacio Property Great Panther Silver Limited Claim Map for the Guanajuato and San Ignacio Mining Camps

Source: Great Panther Silver Ltd., August 2011

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

7.0	HISTORY AND PREVIOUS WORKS

7.1	History

This section is mostly from a summarised translation from a document in Spanish prepared by Pedro Valezquez, 1973.

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas. These travellers found traces of silver and gold in vein material on what they called the San Bernabe mine which is located at the extreme North West of the La Luz structure.

Mining activity on the La Luz system has passed through a number of boom and bust cycles. No records remain of work undertaken in the area from 1548 until 1793.

In 1795 miners from nearby Guanajuato, Don Manuel Antonio Ortero and Don Manuel Rubio took control of the La Luz mine, they worked it successfully and purchased surrounding properties amalgamating them into a single group.

The war of Independence from Spain, which began in 1810, deeply affected operations and for many years the La Luz Mine remained completely abandoned. In 1824 a group of English capitalists the Anglo Mexican Company took control, and although they worked the mines in the Luz area and Guanajuato for 10 years they failed to make any money.

In 1832 Don Juan de Dios Perez Galvez, a descendent of the Conde de Valenciana (developer of the Valenciana mine) took control of the Luz Mine and worked it with some success. On the 25th of April in 1835 the workings of the Luz mine connected to the historic adit at San Bernabe and in 1836 this mine was purchased and worked together with the Luz mine. In 1842 Don Juan de Dios Perez Galvez appointed the engineer Ignacio Alocer as director of the La Luz mine. After a while under the new management rumours began spreading that the vein was exhausted. Don Juan de Dios Perez Galvez ordered an immediate cessation of works. Ignacio Alocer argued for the work to continue and was told again to suspend all activities. Alocer continued the works, arguing stridently that they be allowed to continue and sped up works in the mine, he was vindicated when bonanza grades on the Luz Vein were struck. The bonanza on the Luz Vein continued at its full height until 1846, resulting in the growth and development of the La Luz town which reached a population of 24,000 inhabitants and had 60 formal shafts and numerous pits.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

The shareholders of the La Luz Mine knew of the great mining potential in the region and fought off other mining groups to extend the property holdings from the La Luz Mine to the south. They acquired new mines including the famous San Jose de los Muchachos which lay immediately to the south and in turn the Santa Clara, El Rufugio, La Trinidad Jesus Maria and Villariomines and other mines. The owners worked quickly to put down 3 new shafts into the San Jose de los Muchachos block, one of which exploited a transversal vein. The three shafts greatly improved ventilation in the mines and allowed greater access to the ore.

Given this success Don Juan de Dios Perez Galvez along with other investors decided to develop another shaft known as La Asuncion de la Navarra it had a diameter of 7.4 metres and a planned depth of 442 metres, it cost $600,000 pesos in the money of that year, but unfortunately it’s results did not correspond to the hopes put in it. At

419m depth they opened an exploration drive with which they cut the vein La Luz but the grades of gold and silver were very low. In 1853 while the Luz and San Juan de los Muchachos veins were in bonanza Don Juan de Dios Perez Galvez died, his family retained his shareholding and work continued until the bonanza was exhausted and some isolated shoots on the Purisma and El Rosario veins were exploited.

Works in the mines slowed in intensity, especially after the drought of 1863 when there was insufficient feed for draught animals and many of the workings became abandoned and flooded.

In 1873 a new company was organized to work this group of mines with the principal investor Don Antonio Escurdia and the manager of the mines the respected Guanajuato Mining Engineer Don Ignacio G Rocha.

The drainage of the workings began with a horse driven winch, in 1874 two English made steam engines with individual power of 15HPs were installed on “La Asuncion de Navarra” shaft. Each engine operated a winch loaded with a steel cable that was equipped with guided barrels to draw water to the surface, in this way they almost succeeded in dewatering the mine. Unfortunately at a precarious moment with the investment funds exhausted the company collapsed and the mine again filled with water.

Other notable mines in the area include the “San Cayetano de la Ovejera” This mine was developed by an English Mining Engineer Don Carlos J Furber (Charles J Furber). For many years Charles Furber was in charge of the La Luz and San Jose de los Muchachos mines. Work on San Cayetano began in 1862 with much enthusiasm but little available capital. After two years work with little showings they merged with the United Mexican Association Ltd. This company worked to develop the San Cayetano adit, after 19 years they had advanced 3035 metres of workings.

The adit had a slope of 0.2% with dimensions that varied from 2.4 *2.4 metres to 3.6 *5.4 metres. For the most part the adit followed the length of the San Antonio vein. For

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

the first 500m the work was conducted in very poor conditions due to lack of ventilation, until the Buenos Aires shaft was encountered. It took approximately 10 years to obtain this length of 500 metres. Two year later the adit had been extended to 800 metres. After 14 years of development at 1500m from the entrance the adit encountered an ore shoot that produced valuable ore continuously for 10 the following years. It is interesting to note that the San Cayetano ore shoot would have been missed entirely if the adit had have been just 2 metres higher in elevation. The discovery of the ore shoot was based not in science but pure luck.

The United Mexican Mines Association Ltd was active in the San Cayetano until 1907 when the mine changed to the hands of The San Cayetano Mines Ltd. In 1920 the San Cayetano had a development of 3140 meters and works reached 250m below the adit level. The activities of the San Cayetano Mine Ltd. were restricted to the exploitation of remnant material in old stopes. They had a small processing plant that was added to when in April 1920 San Cayetano Mines reached an agreement with CIA Minera Exploitadora y Beneficios de Guanajuato SA to install a second 50 ton a day cyanide beneficiation plant . Work on construction began in April 1921. The Company worked to explore areas further to the south of San Cayetano to develop mines called Jesus Maria, Villarini, Sangre de Christo, Remedios y Dolores.

In 1914 An American company by the name of the Asuncion Corporation was formed with the principal objective of extracting mineralization left behind in old workings in the La Luz, San Jose de los Muchachos, Sanat Clara, El Refugio, Jesus Maria, Viallanino, Sangre de Christo, Purisma, San Pedro Gilmonene and Nicolas de Mexiamora.

In 1937 a company by the name of Luz Leasing leased the deepest workings of the Asuncion company’s mine with the aim of treating easily winnable ore. In 1938 they constructed the San Pedro Gilmonene mill and exploited material from the San Vincente, El Refugio and Santa Clara mines for the following 16 years. The Luz Leasing Company was dissolved in 1956 due to insolvency. The workers in the mine took over the operation of the plant, but they lacked the necessary capital for investment in exploration and repairs to the mill. They made a contract with a company formed by Maxwell Baraban that repaired the mill, but this company completely ignored the need for exploration and the company went bankrupt in 1960 when ore ran out.

After this work on these properties was carried out in the mines by small groups of miners some of who delivered their hand-picked ore to the mill owned and operated.by the Sociedad Cooperativa Minera Metalùrgica Santa Fe de Guanajuato.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

By the mid-1930s, demands for higher pay and better working conditions resulted in some of the mines in the area being turned over to the Sociedad Cooperativa Minera Metalùrgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th century and into the twenty first.

Great Panther acquired the Guanajuato Mine Complex from the Cooperative in 2005. The operation included two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, certain surface rights (real estate) and leases outside the Guanajuato Mine Complex including the leases that define the San Ignacio property. The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006. At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. Great Panther resumed production in 2006 and has run continuously since that time. Production achieved by Great Panther to the end of 2009 is summarized in Table 7-1 below.

Table 7-1: Guanajuato Production Figures Great Panther Silver Ltd.-.Guanajuato Mine

Year	2006	2007	2008	2009	2010	Total
Tonnes	86,111	203,968	155,079	138,517	144,112	727,787
Oz Ag	105,480	521,225	848,083	1,019,751	1,019,856	3,514,395
Oz Au	988	3,794	5,488	6,748	6,619	23,637

Source Great Panther Annual reports for 2006 to 2010 inclusive.

7.2	Previous Work

There are seven historic workings on the San Ignacio Property leases which are held by Great Panther, these include workings known as San Francisco, Rosario, San Ignacio, Purisima, Pili, Nuevo and San Jose, production figures are not available.

Diamond drilling on the San Ignacio property was initiated by the Guanajuato Mine Cooperativa in 1979 with drilling from underground workings, holes from surface were drilled sporadically during the period from 1982 until 1990. The author has been informed by Robert Brown (pers. comm.) that the drill core from these holes no longer exists, although the logs and assays from these holes are available in the Mine Geology Dept. at the Cata Mine site in Guanajuato and in electronic format.

Minera Villa Seca SA de CV a 100% owned subsidiary of Great Panther began diamond drilling on the property on 12th October 2010 with the hole ID of ESI-010- 001. Drilling, logging and sampling of this hole and holes ESI10-002 through to ESI11- 009 were supervised by Mine Geology department personnel and all drill-core was stored at the abandoned Great Panther Silver owned San Ignacio Mine Site.

20 September 2011	Page 7-4

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Following an internal audit of the San Ignacio project in March of 2009 the management of the San Ignacio project was handed to the Great Panther Exploration Geology crew and all drill-core was moved to the Cata Mine and plant site. At the same time all exploration work including planning, drilling, logging and sampling of all new holes passed to the Exploration Geology group.

A structural study and detailed mapping of the surface rocks and one diamond core hole was under-taken by Darcy Baker of Equity Exploration Consultants in February of 2011.

20 September 2011	Page 7-5

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

8.0	GEOLOGICAL SETTING

This section is taken broadly from the Equity Exploration Group structural geology report on the San Ignacio project as prepared for Great Panther Silver Ltd. in 2011.

8.1	Regional Geology

The San Ignacio Project lies within La Luz mining camp of the Guanajuato Mining District which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the N and E by the Sierra Madre Oriental, west by the Sierra Madre Occidental and south by the Mexican Trans Volcanic Belt.

Rocks within the Mesa Central comprise a Paleocene to Pliocene sequence of dacite- rhyolite, andesite and basalt with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcano- sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanics and turbidites.

Within the Mesa Central the project is located in the Sierra de Guanajuato a north-west trending anticlinal structure approximately 100 kilometres long and 20 kilometres wide. The strata within the belt are transected by northwest, north, east-west and northeast trending regional scale faults. It is however, predominantly the northwest trending structures which control the position of mineralization. Normal fault movement along north east trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The north east faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of the La Luz Basalt underlie the San Ignacio property. These rocks are part of a volcanic-sedimentary complex which has various tectonic interpretations but, in general, preserves a tectonic history probably related to north- eastward tectonic thrust emplacement. By contrast, much of the area to the south (e.g. in and around Guanajuato city) is underlain by a series of Tertiary volcanic rocks that lie unconformably on the La Luz Basalt The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district and include the Sierra, Veta Madre and La Luz.

20 September 2011	Page 8-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

8.2	Local and Property Geology

8.2.1	Lithology

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006). Basalt generally has subtle to well-developed pillow structures which are locally flattened (In a few localities, inter-pillow hyaloclastite is present and is characterised by a fine breccia comprising devitrified glass shards in a fine groundmass. Primary layering and way-up indicators are generally difficult to determine from the small outcrops typical of the property but according to Stewart (2006), the San Ignacio property stratigraphy is right-way up.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely) and probably formed by accumulation of a series of extrusive flows and ash falls.

Locally these volcanic rocks have interbeds comprising sandstone, siltstone or fine, pale ash layers (generally sericite-quartz). A more coarse-grained felsic (dacite?) unit is exposed northwest of the San Jose mine in the southern part of the property. Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly Kbas across the San Ignacio property, he also reports that east of Guanajuato the stratigraphy generally comprises a lower pillowed basalt unit overlain by varied andesite volcanic rocks so it is likely that similar stratigraphy is present at San Ignacio.

The mapped distribution of basalt and andesite units is consistent with open, shallowly-plunging property-scale folding.

Two types of dykes are present on the property and both are quite rare. In the northern part of the property a few fine-grained mafic dykes are exposed and preserve foliation and fractures similar to the host volcanic rocks so these dykes are probably quite early.

Fine-grained felsic dykes locally occur near the Veta Nombre de Dios structure and are generally moderately silicified with minor fine-grained pyrite.

The interpreted geology property map is presented as Figure 8-1.

20 September 2011	Page 8-2

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 8-1: San Ignacio Project Property Geology Map

LEGEND
adit
trench
mine
shaft
outcrop
interpreted D3 fault/ vein structure
mine tailings
waste dump
lineament
dyke
fault
vein
La Luz Andesite
Kbis - basalt, generally pillowed
258,000 mE
259,000 mE
329,000 mN
328,000 mN
327,000 mN
San Francisco
Rosario
San Ignacio
Purisima
Pili
Nuevo
San Jose
0
500
1,000
metres
GREAT PANTHER
SILVER LIMITED
San Ignacio Project
Property Geology Map
Date
Sep 21, 2011
Scale
1:15,000
Figure
Projection
UTM Zone 14 - WGS84
State
Guanajuato
1
Author
MJD
File
MJD_SanIgnGeoPgSz

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 8-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

9.0	DEPOSIT TYPES

The mineral deposits consist of classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks. Economic mineralization consists of fine-grained disseminations of acanthite and pyragerite, with accessory pyrite, and relatively minor sphalerite, and chalcopyrite the veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and colloform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of the Guanajuato mining district occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions.

20 September 2011	Page 9-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

10.0	MINERALISATION

The most important phase of mineralization in the Guanajuato district comprises epithermal silver-gold veins contained within northwest-trending, Cenozoic age, faults. The La Luz structure; which consists of numerous mineralised fractures in a north westerly trending orientation; extends for a known strike length of approximately 8 km.. Historical producers in the project area include the Veta Nombre de Dios (ND), Veta Melladito and Veta Plateros. Other veins identified in the recent Great Panther drilling are the Intermediate, Intermediate Two, ND Footwall, and ND Footwall Two. Within the “veins” mineralization is contained within tabular veins, vein stockworks and breccias. The ore shoots are typically flat lying and range from 1 metre to 3 metres in thickness and from 50 to 150 metres along strike with a maximum vertical range of 150 metres.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not occur in significant concentrations and the mineralised material is lead poor. Average silver grades of the veins are typically in the 100 g/t Ag to 300 g/t Ag range. Gold grades are generally in the 0.5 g/t Au to 2 g/t Au range.

20 September 2011	Page 10-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

11.0	EXPLORATION

Exploration work conducted by Great Panther has included detailed surface mapping and outcrop rock chip sampling as well as diamond drilling from surface. The drilling is described in more detail in Section 12 of this report.

20 September 2011	Page 11-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

12.0	DRILLING

The first nine diamond core (ESI10-001 – ESI11-009) holes at San Ignacio were drilled, logged and sampled by members of the Villa Seca (Guanajuato Mine) Geology Staff. Following an internal audit all further diamond drilling and exploration was managed by the Great Panther Exploration Crew. Due to a failure on the part of the Mine Geology personnel on the San Ignacio project to effectively follow Great Panther procedures for the handling and sampling of diamond core the Exploration crew re- sampled (by ¼ coring), re-measured, and re-logged the first nine drill-holes. The quarter core drill-hole samples were used in place of the original half core samples in the resource estimate.

Exploration drilling, under the supervision of the exploration crew is continuing at San Ignacio the program is configured to explore the north west striking veins that crop out in the area. A drill-hole location map current as at the end of July 2011 is presented as Figure 12-1.

All diamond core holes at San Ignacio have been drilled by the contractor BD Drilling, of Guadalajara, Mexico.

The management, monitoring, surveying, and logging of the current 2011 series of ESI prefix exploration holes is carried out under the supervision of the Great Panther Exploration geological staff.

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down-hole surveys are currently performed every 50m using a Reflex instrument, and the survey data are manually input to the database.

Logging is carried out by geologists at the Great Panther facility located at the Cata Mine and plant site The logging facility is located within the mine compound, which is gated and guarded, and is secure.

Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals.

Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, the core is then logged by the geologist with the geological descriptions directly entered into Log Chief Software held on Toughbook computers for later upload to the DataShed database. At this time the geologist also marks up the sample intervals on the core boxes.

The core is then photographed by field technicians.

20 September 2011	Page 12-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

Core to be sampled, as per the geologist’s instructions and markings on the core boxes and core, is then cut with a diamond tipped core saw. A field technician then records the sample intervals in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill-hole number and interval information. Sample numbers and intervals are written on the ticket books for later data capture.

For each sample interval one half of the core is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag. The bag is then sealed and delivered with other samples from the same hole and a sample submission sheet to the onsite SGS laboratory.

All sample and geological data is entered into the DataShed database via the LogChief Software.

The contents of the DataShed databases are copied daily to a master DataShed database in the Great Panther head office in Vancouver with a backup made every two hours.

Assay data files are sent directly from the SGS laboratory into a specific site on a Server located in the exploration office. Database management personnel take the assays from this site and merge them with sampling information in the DataShed database.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 12-1:	Drill-hole Location Plan to the End of July 2011 - Vein Outcrop Marked in Red Contour Spacing 5 m Elevation

-6900 E
-6800 E
-6700 E
-6600 E
-6500 E
-600 N
-700 N
-800 N
-900 N
-1000 N
-1100 N
-1200 N
-1300 N
-1400 N
N
ESI11-011
ESI11-010
ESI11-015
ESI11-012
ESI11-009
ESI11-014
ESI11-016
ESI11-019
ESI11-017
ESI10-003
ESI11-007
ESI11-013
ESI11-018
ESI11-020
ESI11-008
ESI10-004
ESI11-021
ESI11-024
ESI10-001
ESI10-002
ESI10-005
ESI11-023
ESI11-022
ESI11-006
100 metres

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 12-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

13.0	SAMPLING METHOD AND APPROACH

The samples used in the Mineral Resource and Mineral Reserve estimates comprised diamond drill core samples. The drill core samples were taken by mine geological technicians working under the direction of MVS exploration geologists. The exploration diamond drill core is of HQ and NQ diameter. A full list of drill-hole names used in the resource estimate are given in Appendix 1.

A failure to follow Great Panther sampling procedures by a number of individuals working for the Mine Geology department resulted in the diamond drill core samples from ESI10-001 until ESI11-009 being re-sampled by splitting into quarters. The assays from these quarter core samples were used in the resource estimate.

The validity of using quarter core samples for ESI10-001 to ESI11-009 was assessed by performing a correlation analysis on 144 half core to quarter core assay results. The 144 half core samples intervals were all collected following Great Panther procedure. The half core and quarter core samples showed good correlation between half and quarter core assay values as is displayed in Figure 13-1 and indicated that there would be limited loss of accuracy if the quarter core samples were used in the place of the original half core values. It was noted that the variance of the quarter core samples was approximately twice that of the half core samples, as is to be expected with the reduction in sample mass.

20 September 2011	Page 13-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 13-1:	San Ignacio Distribution Plot of Ag Values for Half Core and Quarter Core Field Duplicates from Holes ESl11-010 to ESl11-014

Source: Great Panther Silver Ltd., 2011

All NQ and HQ core is split is split using a diamond tipped rock saw.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5 m and the minimum length to be 0.5 m. Drill-holes are usually oriented as nearly as possible to intersect the veins at a steep angle. The exploration holes were drilled from surface.

13.1	Drill Core RQD and Core Recovery

In fresh rock within the vein and associated structure the rock is weakly brecciated and silicified, it is rarely broken or rubbly the RQD statistics for samples within the vein are presented in Table 13-1 and Figure 13-2.

20 September 2011	Page 13-2

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 13-1: Statistics for RQD of Core within the Vein

RQD Average	Min	Max	Std Dev	No of Values
73.27	27	100	21.1	191

The core recovery for vein material is generally good the statistics for core recovery from drill-holes within the vein are presented in Table 13-2 and Figure 13-2.

Table 13-2: Statistics for Core Recovery within the Vein

Recovery			Std	No of
Average	Min	Max	Dev	Value
98.8	87	100	2.38	191

Figure 13-2: Histogram of Drill-core RQD within the Vein

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 13-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 13-3: Histogram of Core Recovery within the Vein

Source: Great Panther Silver Ltd., 2011

13.2	Density

Specific gravity determinations for San Ignacio drill core were made on whole and half NQ or HQ core using the water submersion method. For non-friable, non-porous material the thoroughly air dried specimens were weighed in air and the mass recorded on a standard format. The samples were then suspended in a basket which was submersed in water and the suspended mass in water recorded. The raw information was entered to excel spreadsheet and the SG calculated using the formula

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water)

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 13-3: San Ignacio Project Specific Gravity by Rock Type

All specific gravity information available for San Ignacio was used to determine an average SG value for vein material. The SG determinations were loaded to excel and sorted by rock type and description The SG determinations of host rock with less than five percent veining, host rock with greater than 5% veining and quartz vein material were averaged to produce an average SG number in each of these definable rock types.

The project has no information available for porosity so it is not simple to convert from the average SG to dry bulk density. However, most of the ore is in fresh rock and visually has very few vugs or void spaces. Experience on a similar epithermal silver deposit in Mexico where 170 porosity measurements were made showed that the inclusion of the porosity information had little effect on the dry bulk density value, changing it by just one percent. It is therefore quite practical to use the average in vein SG value as a dry bulk density figure.

The sampling at San Ignacio is conducted in an appropriate manner, using industry-standard methods.

20 September 2011	Page 13-5

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

14.0	SAMPLE PREPARATION ANALYSES AND SECURITY

All sampling and analytical work is conducted by employees, contractors, or designates of Great Panther. The samples are in the custody of Great Panther personnel or stored in a secure area at all times. The site security is of a reasonable standard, consistent with common practical industry standards.

Quality control quarter core field duplicate samples of San Ignacio drill core (ESI prefix holes) were collected and the assays received and compared to the original values, this is discussed in Data Verification below.

Most of the analytical work is carried out on the Cata mine site, at a laboratory managed for Great Panther by SGS Group. The drill core from ESI11-014, ESII-016 and ESI11-017 was despatched to ALS Chemex Guadalajara for sample prep and for analysis in Vancouver, Canada, but for the most part the assaying was done on site.

The on-site laboratory manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results. SGS Group conducts a monthly round robin comparison against three other laboratories, and Laboratory Quality Services International conducts monthly checks as well. The on-site laboratory was working towards an ISO certification.

The laboratory is equipped to do fire assay and atomic absorption spectroscopy (AAS). Samples are prepared on site, run through a two-stage crusher and then split to a 200 gram sub-sample for pulverizing to 98% passing 200 mesh. Samples are analyzed by fire assay with an AA finish using a 30 gram aliquot, and any that report greater than 10 g/t Au or 300 g/t Ag are reanalyzed by fire assay using a gravimetric finish. The laboratory can also perform AAS determinations for As, Cu, Pb, Zn, and Sb but these elements.

For those samples analysed at ALS-Chemex (Guadalajara), the methods selected were Au and Ag by Fire Assay using a 30 gram aliquot and gravimetric finish (ALS method ME-GRA21) and 33 element ICP with a four acid near total digest (ALS method ME-ICP61).

The author inspected the onsite SGS laboratory and found it to be orderly and appropriately configured for the analytical work required. The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC monitoring is applied to assure that the results are accurate.

20 September 2011	Page 14-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

15.0	DATA VERIFICATION

15.1	Assay QC

As discussed in Section 14 above, the mine laboratory conducts regular quality control (QC) checks and maintains a protocol of regular external verification. Great Panther geological personnel also insert quarter-core duplicates, standards, and blanks into the sample stream as additional QC checking. The protocol is for a duplicate in every batch of 19 samples and one blank and a standard in every batch of 40 samples. External assay QC results are inspected to check for failures. For blanks, batches are rejected if any blanks return greater than 0.05g/t Au or 3g/t Ag. Standards measuring outside of three standard deviations from the expected mean result in a batch rejection.

For San Ignacio standard and blank results were reviewed, the QC graphs are given as figures 15.1 to 15.6. The review showed that there was one failure for Au using the GTS03 standard, four failures for Ag using the GTS03 standard two failures for Au using the GTS04 standard, four failures for Ag using the GTS04 and two failures for Ag using blanks. The pulps of the batches in question were returned to the laboratory for re-assay with new standards and blanks inserted. A comparison of the original and repeat assays for Ag and Au g/t in half core and pulps assays was made, there was reasonable correlation between the Ag grades in the original and repeat values was observed suggesting that there were no significant problems with the original Ag or Au values.

20 September 2011	Page 15-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 15-1: San Ignacio Reference Material GTS03 Ag Performance

Source: Great Panther Silver Ltd., 2011

Figure 15-2: San Ignacio Reference Material GTS03 Au Performance

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 15-2

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 15-3: San Ignacio Reference Material GTS04 Ag Performance

Source: Great Panther Silver Ltd., 2011

Figure 15-4: San Ignacio Reference Material GTS04 Au Performance

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 15-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 15-5: San Ignacio Reference Material Blank Ag Performance

Source: Great Panther Silver Ltd., 2011

Figure 15-6: San Ignacio Reference Material Blank Au Performance

Source: Great Panther Silver Ltd., 2011

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

As part of an internal company audit the collection and analysis of quarter core field duplicates from drill-holes ESI10-001 – ESI11-004 and ESI11-006 – ESI11-009 revealed a systematic error in sampling methodology. Further quarter core sampling of drill-holes ESI11-010 to ESI11-014 showed good correlation to the original half core samples, no problems with sampling were found with the later drill holes and the quarter cores sample assay results were used for drill-holes ESI10-005 – ESI11-009.

15.2	Database Validation

Assay certificates are reviewed by the site geologists and checked against the sample descriptions for any obvious discrepancies. Sample numbers from the certificates are verified against the sample shipment form.

Comparison of the drill-hole assay certificates of 12% of the assays in the database to the original assay certificates showed that there were no errors in the merging of assays with sample numbers in the final database.

20 September 2011	Page 15-5

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

16.0	ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and Great Panther’s holdings encompass some of the more historically significant sections of that structure.

The Luz System on which the San Ignacio Property sits is located approximately 5km to the West North West of the Veta Madre. Endeavour Silver Corp. (Endeavour) operates the Bolañitos Mine, as well as a 500tpd concentrator at Bolañitos (Micon, 2010) approximately 3km north of the San Ignacio shaft. Endeavour is also developing the Lucero mine which is located approximately 1km to the north east of the San Ignacio shaft.

20 September 2011	Page 16-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

17.0	MINERAL PROCESSING AND METALLURGICAL TESTING

This section is taken broadly form the Scott Wilson RPA technical report on the Guanajuato Mine Complex prepared for Great Panther Silver 2011.

Ore from all of the Great Panther Guanajuato mines is being treated at the central Cata plant. Great Panther have operated the Cata plant since 2006. The Cata processing plant uses conventional crushing, grinding, milling, flotation, and concentrates dewatering circuits, to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The Cata mill has a maximum capacity of 1,200tpd but currently operates for three to four days per week at a rate of approximately 800tpd for an average of 390 tonnes per calendar day (September 2010 YTD).

The process flow sheet for the Cata plant is illustrated in Figure 17-1. The three stage crushing plant is designed to produce ball mill feed that is less than one quarter inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 inch material. From the bin the ore is taken by an apron feeder and over vibrating grizzly to the Pettibone (24” by 36”) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

The jaw crusher product and the undersize from the vibrating grizzly is sent to the Symons (4 ft. standard head) secondary cone crusher, which further reduces the particle size to minus one inch. The secondary crusher product is conveyed to the Allis Chalmers (6 x 16 ft.) vibratory screen, where material, passing through the half-inch mesh, is conveyed to the fine ore bins. Oversize from the screen is fed to the Symons (5.5 ft. short head) tertiary cone crusher, with a design product size of one quarter inch. The tertiary crusher operates in closed circuit with the vibratory screen. The fine ore bin has a total capacity of 2,500 tonnes. Ore from the fine ore bins is conveyed to one of three Denver (7 x 14 ft.) ball mills operating in parallel.

The grinding section is designed to reduce the fine ore to slurry with a particle size of 64% passing 74 microns to liberate the sulphide minerals containing the gold and silver from the waste minerals. The grinding circuits consist of three ball mills, one spiral classifier, and two cyclones. There are plans to replace the spiral classifier with cyclones. Froth flotation is used to separate the valuable minerals containing silver and gold from the waste or gangue minerals. The flotation circuit consists of five primary rougher cells. The primary rougher concentrate is a final product. There are five secondary rougher cells from which the product flows to the cleaner cells. The cleaning section consists of two banks of three cells. The concentrate from the first

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

bank is final concentrate, while the product of the second bank is re-circulated back to the first bank. The cleaner tailings are a middling product that is pumped back to the grinding circuit and re-circulated.

The final flotation is a series of eight scavenger cells that produce a middling product containing both gangue and sulphide minerals, which is returned to the grinding circuit. The final concentrate is dewatered in a thickener and then filtered using a disc filter to remove moisture to an acceptable level. From the disc filter the concentrate drops to a storage area. The concentrate product of the filter typically contains between 11% and 14% moisture. Concentrate is loaded into trucks for transportation from the site.

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 17-1: Process Flow Sheet for the Cata Plant

TAILS
CONCENTRATED
97 % a -1/4
-1/2"
-1/4 "
1
2
3
4
5
6
7
8
8A
9
10
11
12
13
13A
14
15
16
17
18
19
19A
20
21
22
23
24

1.	Coarse ore bin -500 tonnes.
2.	Coarse ore bin -1000 tonnes With Mineral up the Grill
3.	Apron feeder - 3ft x 10ft.
4.	Vibrating grizzly - 3ft x 4ft.
5.	Primary jaw crusher- Pettibone, 24in x 36in.
6.	Jaw crusher -CCR. 15in x 24in.
7.	Secondary cone crusher - Symons 4ft standard head.
8.	Trash magnet Gracida - 7500 watts.
8A.	Trash magnet Eriez Magnetic's - 7500 watts.
9.	Vibratory screen- Allis Chalmers, 6ft x 16ft.
10.	Tertiary cone crusher-Symons 5½ft short head.
11.	Fine ore bin - 2500 tonnes.
12.	Ball mill -3 x Denver, 7ft x 14ft.
13.	Spiral classifier - 2 x 54in diameter.
13A.	2 Hydrocyclone classifier - 15in diameter
14.	Primary rougher flotation cells -3 x Wemco, 70ft³
15.	Secondary rougher flotation cells -7 x Wemco, 70ft³
16.	Secondary cleaner flotation cells -3 x Wemco, 70ft³
17.	Primary cleaner flotation cells -3 x Wemco, 70ft³
18.	Scavenger flotation cells - 8 x Wemco, 70ft³
19.	Thickener tank - 10 ft x 30 ft.
19A.	Thickener tank - 6ft x 15ft
20.	Disc filter - Eimco, 4ft D x 6 sections.
21.	Disc filter - Denver, 4ft D x 5 sections.
22.	Tailing pumping system - 10 x Wilfley 5K.
23.	Hydrocyclone classifier - 10in diameter
24.	Hybrid cell.

Figure 16-1

Great Panther Silver Limited

Guanajuato Mine

Guanajuato State, Mexico

Cata Plant

Process Flow Sheet

January 2011 ***Source: Great Panther Silver Limited, 2010.***

20 September 2011	Page 17-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

17.1	Metallurgical Testing

Plateros vein material recovered from low grade surface stockpiles at San Ignacio were processed successfully in the Cata plant in 2011, and produced a suitable concentrate with typical tails grades.

Metallurgical testing of the vein – structures included in the mineral resource estimate is underway.

20 September 2011	Page 17-4

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

18.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18.1	Mineral Resources

Janelle Smith, member of the Australian Institute of Geoscientists and Resource Geologist for Great Panther Silver Limited has estimated the Mineral Resources for the San Ignacio Project. The estimate is presented in Table 18-1, fulfilling the requirements for independent produces as per the criteria set out in the NI 43-101.

The resource was estimated using version 6.10 of MineSight 3D software, with model block dimensions of 12.5m x 12.5m x 5m. The database used for the estimate comprised diamond drill core composite assays of vein material. All samples were collected by Company personnel. A top cut was applied to the silver and gold vein composite grades, prior to grade interpolation into model blocks using Ordinary Kriging. The effective date of the estimate is August 30, 2011.

The Mineral Resource lies within the San Ignacio Project area. In the area there are several branching veins which have a general northwest trend and vary in dip from near vertical to moderate to the south-southwest, another less prominent set of veins trend north-northeast, the dip on these is unknown.

20 September 2011	Page 18-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 18-1:	Great Panther Silver San Ignacio Project Mineral Resource by Vein as of 30 August 2011 Using a 118 g/t AgEq Cut-off Grade

VEIN NAME		Grade	Grade	Contained	Contained	Contained
Category	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	AgEq ozs
Melladito
Inferred	139,000	73	1.72	326,000	7,650	709,000
Intermediate
Inferred	102,000	153	2.33	503,000	7,620	884,000
Intermediate 2
Inferred	82,300	142	2.58	375,000	6,810	715,000
Intermediate 5
Inferred	155,000	115	2.11	572,000	10,500	1,095,000
Nombre de Dios
Inferred	51,000	76	1.44	125,000	2,360	243,000
Nombre Dios FW1
Inferred	53,000	209	0.63	357,000	1,080	410,000
Nombre Dios FW2
Inferred	28,900	245	4.51	227,000	4,190	437,000
Total Inferred	611,000	127	2.05	2,485,000	40,200	4,494,000
Notes:
•	CIM definitions and guidelines were followed for Mineral Resources
•	Mineral Resource was estimated at the cut-offs stated as in Table 18.1.
•	Mineral Resource was estimated using an average gold price of US$1,400 per ounce and an average silver price of US$28 per ounce
•	Dry Bulk density is 2.65 t/m3
•	Gold–silver equivalence ratio for cut-off and reporting purposes was 50:1
•	Totals may not agree due to Rounding.

Table 18-2:	Great Panther Silver San Ignacio Project Inferred Mineral Resource Using 100g/t 118g/t and 136g/t Cut-offs

Cut-Off		Grade	Grade	Contained	Contained	Contained
AgEq	Tonnes	Ag g/t	Au g/t	Ag ozs	Au ozs	AgEq ozs
100	773,000	110	1.87	2,724,000	46,400	5,046,000
118	611,000	127	2.05	2,485,000	40,200	4,494,000
136	508,000	141	2.18	2,308,000	35,600	4,085,000

20 September 2011	Page 18-2

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Previous Estimates

There is no previous resource estimate for the San Ignacio project area.

18.2	Database

The diamond drill-hole data were downloaded from the in-house DataShed database as a series of Excel files. These files were manipulated into a format acceptable for use with MineSight software and saved as comma delimited files and loaded to a MineSight project file.

The San Ignacio project MineSight project area is defined by the limits given in Table 18-3.

Table 18-3: Easting, Northing, and Elevation Project

	Minimum	Maximum

Easting	-7750	-4250

Northing	-4250	-250

Elevation	1500	2500

The samples loaded to MineSight comprised half and quarter core diamond drill sample information, both half and quarter core samples were used in the estimation.

The number of drill-hole samples used in the estimation of the San Ignacio resource is given in Table 18-4.

Table 18-4:	Total Number of Diamond Drill-hole Samples within the San Ignacio Area and within the Wireframe Vein Models

No of Holes	No. of Assays Total	No of Assays in Wireframe
24	3232	190

The drill-holes were tagged with an integer code to separate these from the chip channel samples during data manipulation.

The information loaded to the MineSight assay file (file11) is given in Appendix 1.

20 September 2011	Page 18-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

18.3	Wireframe Models

3-D wireframe models of the mineralised zones were constructed on drill-hole sample intercepts. The wireframes encompassed vein, vein breccia and stockwork material that were interpreted to form a mineralised zone .Not all material that was logged as vein, vein breccia or stockwork was included in the wireframe as some of this material could not be correlated between drill-holes and some of it is rank waste . Images of the wireframe models are shown in Figures 18-1 and 18-2.

Table 18-5: Volumes of the Wireframes of the Mineralised Zones San Ignacio Property

	No of Drill-hole	Volume
Wireframe Name	Intercepts	Cubic Metres
Melladito	22	160,971
Intermediate	22	77,130
Intermediate Vein 5	11	69,403
Intermediate 2	16	52,657
Nombre de Dios	15	74,573
Nombre de Dios FW 1	15	96,338
Nombre de Dios FW 2	4	23,653

The block model was coded for the wireframe models with an integer vein code and the total vein % of the block that was vein. The vein code and vein % were accumulated to a single line of blocks using an in house program.

20 September 2011	Page 18-4

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 18-1: Vein Wireframe with Drill-hole Locations and Composite Intercepts Shown as Spheres Coloured by Grade for Ag Eg

Note: The Diameter of the sphere is relative and is present to give an indication of intercept length. Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 18-5

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 18-2: Vein Wireframe Plan 2210 MASL with Composite Intercepts Shown as Sliced Spheres

Note:	The composite intercepts are color coded for Ag Eq. The Diameter of the sphere is relative and is presented to give an indication of composite intercept length. Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 18-6

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

18.4	Sample Statistics

Statistical analyses of the drill-core sample intervals were carried out. Summaries of the sample statistics are provided in Table 18-6.

Vein composites were created for drill-hole samples that were located within the wireframe vein models. This is a simple procedure using MineSight software and produced single composites over the intercept length of the wireframe model.

Composite statistics and probability plots were produced for the composite intervals for Au g/t and Ag g/t. The distribution of the composite values on the log-normal probability plots was used to set top cuts for Au and Ag. The vein composite statistics are shown in Table 18.6 and lognormal probability plots for uncut Au g/t, Au cut g/t, uncut Ag g/t, and Ag cut g/t are provided in Appendix 2.

Table 18-6:	San Ignacio Sample Statistics for Au and Ag All Drill Hole Data within the Geographic Limits

	Au g/t	Ag g/t
Minimum	0.03	0.5
Maximum	13.6	1390
Std Deviation	2.25	229
Average	1.69	109
Number	89	89

The grade distributions for the vein composite Au and Ag grades are lognormally distributed and display distinct populations, two samples appear to represent high grade outliers, and these carry values that are not representative of the delimited vein zone. For this one sample a top cut was applied to ensure that the estimated block grade did not receive a grade that was not representative of other samples within the vein outline.

If the top cuts were not applied the grade interpolated into some of the blocks in the block models may be overestimated and the model estimate as a whole would have an average grade that is not representative of the real grade of the ore body as these as the high grade outlier samples exert an inordinately large influence on the global average. In this instance the application on a top cut had a small effect on the global average grade for both Ag and Au as only one value was cut for both metals. The change in global average can be seen in the Table 18-7 of the vein composite grades which shows that with the application of a top cut on one value Au at 10g/t that the average Au composite grade drops from 1.69 to 1.64g/t and with the application of a top cut on one Ag value at 1000g/t that the average Ag composite grade dropped from 109g/t to 100g/t.

20 September 2011	Page 18-7

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Table 18-7: San Ignacio Vein Composite Statistics for Au, Au Cut, Ag, and Ag Cut

	Au g/t	Au Cut g/t	Ag g/t	Ag Cut g/t
Minimum	0.03	0.03	.5	1
Maximum	13.6	10	1390	1000
Std Deviation	2.25	1.96	229	182
Average	1.69	1.64	109	100
Number	89	89	89	89
No of Samples Cut		1		1

18.5	Block Model

The blocks in the block model have a dimension of 12.5 x 12.5 x 5 m. The model uses the Mapes Guanajuato local grid and North is true north. The model was not rotated. The Block model encompasses the entire San Ignacio Project Area, the extent of the block model is provided in Table 18-8. The block model is configured to store grades for various metals, rock type, vein codes, vein percentages and engineering parameters these are given in Appendix 3.

Table 18-8: The Extent of the San Ignacio Block Model Mapes Guanajuato Grid in Meters

	Minimum	Maximum	Size In Meters	Number of Blocks

East	-7750	-4250	12.5	280

North	-4250	-250	12.5	380

Elevation MASL	1500	2500	5	200

20 September 2011	Page 18-8

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

18.6	Geostatistics

Geostatistical analysis of vein composite drill-hole data for Ag and Au cut grades was conducted using MineSight software. Pairwise Relative Variograms were created and the direction of maximum inter-sample continuity determined from viewing the resulting variograms. Once the variogram in the direction of maximum continuity was determined a model was fitted for both the Au and Ag Pairwise Relative Variograms. The variograms in the direction of maximum continuity for vein composite Au and Ag cut grades are displayed as Figures 18-3 and 18-4. Variogram model parameters are given in Table 18-9.

Table 18-9:	Variogram Model Parameters for Au and Ag Vein Composite Cut Values for the Direction of Maximum Continuity Horizontal to 340 Degrees

Model
Parameters	Ag Cut	Au Cut
Nugget	0.1	0.1
Sill 1	0.35	0.27
Sill 2	0.51	0.74
Range1	0m	0
Range 2	52m	52m
Range 3	130m	100m

There were insufficient data to determine a variogram in the minor direction. The range in the minor direction which is essentially down the vein was set to be the height of the horizontal zone as determined from drill-hole information this was seen to be about 120 metres. The range in the vertical direction was set to be an arbitrary number of 100m; the interpolation in this direction is restricted by the vein composite width. These ranges determined the shape of the kriging ellipse.

20 September 2011	Page 18-9

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 18-3: San Ignacio Project Pairwise Relative Variogram for Au ppm Cut Grade – Run303.aud

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 18-10

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 18-4: Project Pairwise Relative Variogram for Ag ppm Cut grade – Run303.agd

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 18-11

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

18.7	Grade Interpolation

Vein composites Au and Ag cut grades were interpolated into the block model by ordinary kriging using kriging parameters obtained from variography and the shape of the ore-body. The distance from the centre of a block to the nearest composite and the number of composites used to interpolate each block were written to block model items. Kriging Parameters used are presented in Appendix 4.

18.8	Block Model Validation

The block grades were validated by visual inspection of the block grades and comparison with vein composite samples.

.

The block grades were observed to honour the vein composite grades reasonably well. Long sections along the strike of the Melladito, Intermediate, and Intermediate 2 veins with the model blocks and drill-hole composite grades coloured for interpolated silver equivalent values are shown in Figures 18-5, 18-6, and 18-7.

20 September 2011	Page 18-12

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 18-5:	San Ignacio Project, a Long Section of the Melladito Vein with the Model Blocks and Drill Hole Composite Grades Coloured for Interpolated Ag Eq Values

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 18-13

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 18-6:	San Ignacio Project, a Long Section of the Intermediate Vein with the Model Blocks and Drill Hole Composite Grades Coloured for Interpolated Ag Eq Values

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 18-14

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Figure 18-7:	San Ignacio Project, a Long Section of the Intermediate 2 Vein with the Model Blocks and Drill Hole Composite Grades Coloured for the Interpolated Ag Eq Values

Source: Great Panther Silver Ltd., 2011

20 September 2011	Page 18-15

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

18.9	Cut-off Grade

The cut-off grade is based on a silver equivalence value (Ag Eq) derived using metal prices of US$1400/oz Au and US$28/oz Ag, with provision for metallurgical recoveries. The equivalence ratio used for the resource reporting was 50 Ag: 1 Au. The cut-off grade applied to the mineral resource was 118g/t Ag Eq.

18.10	Classification

The estimated blocks were classified according to the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions). The block class assignment was undertaken manually using the following guidelines and in the following order:

•	All blocks that were interpolated with grade were initially assigned the Class Code item artificial.

•

Grade interpolated blocks with contained an accumulated vein percentage value greater than 0 and that were within 0 to 100m (the maximum range of the Au cut variogram on the second structure ) were assigned to the inferred category.

•

Variography shows that there is little continuity between samples by 50m, and as the drill-hole spacing is currently 50 m or greater there was insufficient confidence to assign material to the indicated category.

20 September 2011	Page 18-16

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

19.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

20 September 2011	Page 19-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

20.0	ADDITIONAL REQUIREMENTS

According to CIMM guidelines as the San Ignacio Property is neither a development nor production property no information is required in this section.

20 September 2011	Page 20-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

21.0	INTERPRETATIONS AND CONCLUSIONS

The drill sampling and logging employed by Great Panther are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

The assaying is being conducted in a competent manner, using conventional methods that are commonly used in the industry. The performance of the laboratory is monitored by both internal and external QA/QC samples.

The database is free of errors, and appropriate for use in estimation of Mineral Resources and Mineral Reserves. Appropriate safeguards are in place to ensure that the database is secure.

Inferred Mineral Resources are estimated to contain 611,000 tonnes grading 127g/t Ag and 2.05g/t Au at a cut-off grade of 118g/t Ag Eq.

There is potential on the San Ignacio Property to find further shoots of significant Au and Ag mineralisation and for additions to the mineral resource through exploration success.

20 September 2011	Page 21-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

22.0	RECOMMENDATIONS

The author recommends that Great Panther Silver Limited continue to explore on the San Ignacio Property.

Further drilling and sampling is required to define possible mineralisation delineated by rock sampling and surface mapping. In areas of mineralisation already defined by drilling the drill spacing should be closed to 25m in order to lift material to the indicated category.

20 September 2011	Page 22-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

23.0	REFERENCES

Baker D., 2011. 2011 Geology and Structure report on the San Ignacio project Guanajuato Mexico. Prepared for Great Panther Silver Limited by Equity Exploration Consultants Ltd.

Lewis W.J., Murahwi C.Z., and Leader R.J. 2011. NI43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico. Prepared for Endeavour Silver by Mincon International Limited

Rennie D.W., Bergen R.D. 2011. NI43-101 Technical Report on the Guanajuato Mine Guanajuato State Mexico. Prepared for Great Panther Silver Limited by Scott Wilson Roscoe Postle Associates Inc.

Stewart M., 2006. Lithostratigraphy, Geology and Structure of the Guanajuato Area: Results of Mapping and Analysis. Prepared for Great Panther Resources Ltd. by Stewart Geoscience Consulting.

Velazquez P., 1973. A study of the possibility that the Luz Mineral Camp of Guanajuato can be a resurgent producer of silver and gold. Submitted as part of a Thesis requirement at the University of Guanajuato School of Mining and Metallurgy.

20 September 2011	Page 23-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

24.0	DATE AND SIGNATURE PAGE

This report titled “Technical report on the San Ignacio Project Mineral Resource Guanajuato, Mexico” and dated September 21, 2011, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Guanajuato, Mexico
September, 2011	Janelle T Smith AIG
Resource Geologist Great Panther Silver Ltd.

20 September 2011	Page 24-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

25.0	CERTIFICATE OF A QUALIFIED PERSON

Janelle T Smith

I, Janelle Smith, as an author of this report entitled “Technical Report on the San Ignacio Deposit, Guanajuato, Mexico” prepared for Great Panther Silver Limited and dated September 20, 2011, do hereby certify that:

1. I am a qualified geologist employed with Great Panther Silver Limited of Suite 2100 1177 W. Hastings St. Vancouver, BC Canada V6E 2K3

2. I am a graduate of University of New England, New South Wales Australia, in 1984 with a Bachelor of Science degree in Geology and a Bachelor of Science Honours Geology degree from the James Cook University, Queensland Australia in 1985.

3. I am a member of the Australian Institute of Geologists with the membership number 4640. I have worked as a Geologist for a total of 19 years since completing my honours degree and my relevant experience for the purpose of the Technical Report is:

I have undertaken Scoping, pre-Feasibility and Feasibility Study work on several major projects with three years’ experience as a dedicated resource geologist and have worked as a Geologist at several mines and on exploration projects in six countries with a broad exposure to a variety of commodities and deposit styles, but specialising in Au and Ag deposits in particular with 3 years on Mexican Ag – Au epithermal deposits and a further 3 years on epithermal vein hosted deposits in SE Asia.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I worked full time in the Guanajuato Mining district from January 2011 until September 2011, visited the San Ignacio site, logged San Ignacio project core and collected QC samples.

6. I am responsible for overall preparation of Item Nos. 1-7 and 9–15 and 17-24, in the Technical Report. Other sections were taken from existing documents which are referenced.

7. I am an employee of Great Panther Silver Limited which in accordance with TSX/BC securities regulations became a producing issuer as of mid-March 2011. Great Panther are according to the regulations now able to complete resource estimates in house.

8. I have read National Instrument 43-101, and the Technical Report was prepared in compliance with National Instrument 43-101 and Form 43-101F1.

9. To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 20th day of September 2011.
(Signed & Sealed)

Janelle T Smith.

20 September 2011	Page 25-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

APPENDICES

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

26.0	APPENDIX 1

List of Drill-Hole Collars Used In San Ignacio Resource Estimate

Hole_ID	East	North	Elev	St_Dip	Az	Max Depth m
ESI10-001	-6834.39	-1121.33	2380.502	-41	50	300
ESI10=002	-6835.1	-1121.9	2380.547	-60	53	434
ESI10-003	-6859.42	-1085.87	2386.558	-44	48	450
ESI10-004	-6859.69	-1086.09	2386.548	-58	46	572
ESI10-005	-6834.33	-1122.82	2380.932	-45	71	550.3
ESI11-006	-7026.34	-1363.23	2381.593	-45	46	579.6
ESI11-007	-6888.04	-1032.5	2397.955	-45	56	503.9
ESI11-008	-6888.39	-1032.74	2397.962	-60	56	522
ESI11-009	-6885.57	-983.199	2405.252	-50	50	501
ESI11-010	-6883.32	-930.819	2412.532	-50	46	438
ESI11-011	-6863.08	-886.724	2418.563	-51	56	381
ESI11-012	-6863.21	-886.793	2418.329	-70	56	474
ESI11-013	-6885.21	-931.645	2412.257	-66	65	450
ESI11-014	-6886.17	-984.805	2405.482	-49	48	360
ESI11-015	-6887.36	-932.568	2414.938	-37	62	412
ESI11-016	-6891.23	-1031.14	2397.582	-45	56	432
ESI11-017	-6860.72	-1083.02	2388.107	-44	48	451
ESI11-018	-6885.02	-987.514	2404.848	-60	65	450
ESI11-019	-6884.66	-987.323	2405.501	-38.2	62.6	450
ESI11-020	-6882.36	-1028.2	2398.503	-52.7	57.3	500
ESI11-021	-6829.39	-1053.01	2390.175	-42.9	62.6	251
ESI11-022	-6637.81	-1025.55	2388.574	-44.7	245.7	201
ESI11-023	-6637.36	-1025.34	2388.375	-60.3	245.1	273
ESI11-024	-6632.12	-1022.77	2387.809	-59.9	63.4	219

20 September 2011	Page 26-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

27.0	APPENDIX 2

Lognormal Probability Distribution Plots Drill-hole Composite Values

Lognormal Probability Distribution Plots Drill-hole Composite Grade Au ppm Uncut

** PROBABILITY DISTRIBUTION PLOT OF AUPPM **

ITEM	AUPPM	NATURAL LOGS	
NUMBER	69	NUMBER	69
MEAN	1.7110	MEAN	-0.1580
MINIMUM	0.0200	MINIMUM	-3.5070
MAXIMUM	13.6000	MAXIMUM	2.6100
VARIANCE	4.7930	VARIANCE	1.7700
ST.DEV.	2.1880	ST.DEV.	1.3300

20 September 2011	Page 27-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Lognormal Probability Distribution Plots Drill-hole Composite grade Ag ppm Uncut

** PROBABILITY DISTRIBUTION PLOT OF AGPPM **

ITEM	AGPPM	NATURAL LOGS	
NUMBER	69	NUMBER	69
MEAN	117.6761	MEAN	3.2330
MINIMUM	0.5000	MINIMUM	-0.6930
MAXIMUM	1390.0010	MAXIMUM	7.2370
VARIANCE	51498.0230	VARIANCE	3.8170
ST.DEV.	228.8321	ST.DEV.	1.8640

20 September 2011	Page 27-2

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Lognormal Probability Distribution Plots Drill-hole Composite Grade Au ppm Cut to 10ppm

** PROBABILITY DISTRIBUTION PLOT OF AUPPC **

ITEM	AUPPC	NATURAL LOGS	
NUMBER	90	NUMBER	90
MEAN	1.6760	MEAN	-0.1400
MINIMUM	0.0300	MINIMUM	-3.6070
MAXIMUM	10.0000	MAXIMUM	2.3030
VARIANCE	3.7040	VARIANCE	1.7450
ST.DEV.	1.8460	ST.DEV.	1.3210

20 September 2011	Page 27-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Lognormal Probability Distribution Plots Drill-hole Composite grade Ag ppm Cut to 1,000ppm

** PROBABILITY DISTRIBUTION PLOT OF AGPPC **

ITEM	AGPPC	NATURAL LOGS	
NUMBER	69	NUMBER	69
MEAN	99.1371	MEAN	3.2260
MINIMUM	0.5010	MINIMUM	-0.6920
MAXIMUM	1000.0100	MAXIMUM	6.9080
VARIANCE	32727.3300	VARIANCE	3.7610
ST.DEV.	180.9070	ST.DEV.	1.9390

20 September 2011	Page 27-4

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

28.0	APPENDIX 3

San Ignacio Block Model Items sani15.dat

Block Model	Description
Item
TOPO	Percentage in a block that is underneath the topographic surface
AGEQ	Equivalent Silver Grade Calculated by the Reserve Program
AGP	unused
AGPV	unused
AGCUT	Ag Grade in ppm Interpolated into a block
AGPVD	Is the AGP value Accumulated into a Single Block on one Level Where the Vein Solid Spans 2 Blocks
AGREC	unused
AL%	unused
AL%V	unused
AS	unused
ASP	unused
ASPV	unused
AUP	unused
AUPV	unused
AUPVD	Is the AUP value Accumulated into a Single Block on one Level Where the Vein Solid Spans 2 Blocks
AUCUT	Au Grade in ppm Interpolated into a block
AUREC	unused
BAP	unused
BAPV	unused
BD	unused
BDV	unused
BDVD	unused
CA%	unused
CA%V	unused
CLASS	Item for Ore Categories Indicated = 2 Inferred =3 Artificial =4
CURR	Not Used
CTOFF	Is the Economic Cut-off determined from various engineering and cost parameters and written to the block model by in-house Reserve Run program
CUP	unused
CUPV	unused
CUPVD	unused
CUT	unused
DEPTH	unused
DISTN	Is the Distance to the Nearest Composite that was used to Interpolate the Grade into a Block

20 September 2011	Page 28-1

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Block Model	Description
Item
Fe%	unused
Fe%V	unused
K%	unused
K%V	unused
LDIL%	unused
LITHO	unused
LITHO%	unused
LTHOE	unused
MG%	unused
MG%V	unused
MINEC	unused
MNP	unused
MNPV	unused
NA%	unused
NA%P	unused
NIP	unused
NIPV	unused
NETVL	Net Present Value of a block determined from various engineering and cost and profit parameters and written to the block model by in-house Reserve Run program - this is From Resource Run
NOCMP	Number of Composites used to Estimate the Grade of a Block
NOHOL	unused
PB%	unused
PB%V	unused
PB%VD	unused
OXIDE	unused
PITC	unused
PP	unused
PPV	unused
R15P	unused
R15PV	unused
R20P	unused
R20PV	unused
RECP	unused
RECPV	unused
SBP	unused
SBPV	unused
SG	unused
SGV	unused

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

Block Model	Description
Item
SGVD	unused
SRP	unused
SRPV	unused
THKDF	unused
THKWF	unused
THKVN	Vein Thickness from the Accumulation Program Gives the Thickness of the Vein
VDIL	unused
VDIL%	unused
VEINC	Integer code given to a block to describe a vein. Only one per block.
VEIN%	Is the Percentage of vein in a block and is Coded Directly from the Vein Wireframe
VNAC%	Is the Accumulated Vein Percentage of Vein % in a Block
VDAC%	unused
VOID%	Is Coded Directly from a 3 D Wireframe of the Portion of the Vein that was Taken in a Stope From Dec 2010 until end of June 2011.
VOIDC	Not used
XTR01	Not used
XTR02	Not used
XTR03	Not used
XTR04	Not used
XTR05	Not used
XTR06	Not used
XTR07	Not used
XTR08	Not used
XTR09	Not used
XTR10	Not used
ZN	Not used
ZN%V	Not used
ZN%VD	Not used

20 September 2011	Page 28-3

Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

29.0	APPENDIX 4

MineSight Compass ordinary Kriging Runs

1. Ag MEDS-624V1 10=sani10.dat 9=sani09.aug 15=sani15.dat;

MEDS-624V1 3=rpt624.ok2 30=
** KRIGING of 3-D block values for AGCUT **

RUN = RESET

USR = / Wed Aug 31, 2011 3:01:11 AM E. Australia Standard Time

IOP3 = 1. / 1=3-D spherical search; 0=2-D search
IOP4 = -1 / 0=No geologic matching; 1=Match one item
IOP6 = 0 / 0=Use true dist.; 1=Use anisotropic dist.
IOP7 = 0 / Min # of comps for interp
IOP11= 00 / Row # for extended output
IOP12= 0 / 0=All; 1=Octant; 2=Quadrant search; 3=Split Octant;
COM 4=Split Quadrant.
COM Note: Negative#=use rotated search. By Default,
COM octants & quadrants are defined using the project's axes.
IOP16= 0 / Max.# of composites for interpolating a block
IOP19= 0 / Max.# of composites per hole (DEFAULT=No limit)
IOP20= 0 / 0=Store variance; 1=STD DEV; 2=Rel. variance

PAR1 = 250. / Primary X-search distance
PAR2 = 250. / Primary Y-search distance
PAR3 = 250. / Primary Z-search distance
PAR4 = 0. / Limiting search distance
PAR7 = 0. / Max distance to closest point
PAR8 = 0. / Max distance to project single composite
PAR31= 950. / Outlier cutoff to change the search
PAR32= 50. / Max. 3D search distance at PAR31

IOP17 = 0 /0=Ordinary kriging, 5=Simple
PAR30 = 0. /Mean grade of the area to be simple kriged

CMD = SEARCH 150. 80. 80. 340. 0. 0.
CMD = NUG 0.135
CMD = SPH 0.351 150. 80. 80. 340. 0. 0.
CMD = SPH 0.514 150. 80. 80. 0. 0. 0.

ITM1 = AGCUT AGPPC CALC KRIGE
ITM2 = VEINC LITHO Match model
ITM3 = LITHO RANGE 1. 9.
ITM4 = DISTN Block calc rings
ITM5 = NOCMP Block calc #comp
ITM6 = NOHOL Block calc #comp

I-O = 0 / Debug level

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

70 102 246 284 1 130
2. Au
MEDS-624V1 10=sani10.dat 9=sani09.aug 15=sani15.dat;
MEDS-624V1 3=rpt624.ok3 30=
** KRIGING of 3-D block values for AUP **

RUN = RESET

USR = / Wed Aug 31, 2011 7:06:50 AM E. Australia Standard Time

IOP3 = 1. / 1=3-D spherical search; 0=2-D search
IOP4 = -1 / 0=No geologic matching; 1=Match one item
IOP6 = 0 / 0=Use true dist.; 1=Use anisotropic dist.
IOP7 = 0 / Min # of comps for interp
IOP11= 00 / Row # for extended output
IOP12= 0 / 0=All; 1=Octant; 2=Quadrant search; 3=Split Octant;
COM 4=Split Quadrant.
COM Note: Negative#=use rotated search. By Default,
COM octants & quadrants are defined using the project's axes.
IOP16= 0 / Max.# of composites for interpolating a block
IOP19= 0 / Max.# of composites per hole (DEFAULT=No limit)
IOP20= 0 / 0=Store variance; 1=STD DEV; 2=Rel. variance

PAR1 = 250. / Primary X-search distance
PAR2 = 250. / Primary Y-search distance
PAR3 = 250. / Primary Z-search distance
PAR4 = 0. / Limiting search distance
PAR7 = 0. / Max distance to closest point
PAR8 = 0. / Max distance to project single composite
PAR31= 9.9 / Outlier cutoff to change the search
PAR32= 50. / Max. 3D search distance at PAR31

IOP17 = 0 /0=Ordinary kriging, 5=Simple
PAR30 = 0. /Mean grade of the area to be simple kriged

CMD = SEARCH 150. 80. 80. 340. 0. 0.
CMD = NUG 0.115
CMD = SPH 0.67 150. 80. 80. 340. 0. 0.
CMD = SPH 1. 150. 80. 80. 0. 0. 0.

ITM1 = AUP AUPPC CALC POLYG
ITM2 = VEINC LITHO Match model
ITM3 = LITHO RANGE 1. 8.
ITM4 = XTR09 Block calc rings
ITM5 = XTR08 Block calc #comp
ITM6 = XTR10 Block calc #comp

I-O = 0 / Debug level
END
69 105 235 287 1 130

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

30.0	APPENDIX 5

MineSight Compass File 11 and File 09 Items. File11 sani11.aug

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

File 09 MineSight Compass Composite File Items Sani09.aug

REF#	Minesight Applied Reference Number for Composite
EAST	East Co-ordinate Midpoint of Composite
NORTH	North Co-ordinate Midpoint of Composite
ELEV.	Elevation Co-ordinate Midpoint of Composite
-TO-	
LNGTH	Composite Length
EASTM	Composite Interval Endpoint Co-ordinate, East - Lower end of Composite
NORTM	Composite Interval Endpoint Co-ordinate, North - Lower end of Composite
ELEVM	Composite Interval Endpoint Co-ordinate, Elevation - Lower end of Composite
EASTT	Composite Interval Endpoint Co-ordinate, East - Upper end of Composite
NORTT	Composite Interval Endpoint Co-ordinate, North - Upper end of Composite
ELEVT	Composite Interval Endpoint Co-ordinate, Elevation - Upper end of Composite
VEINC	Not Used
GEOLC	Not Used
DENST	Not Used
RECOV	Percentage of Recovery in an Interval
RQD15	RQD Percentage
RQD20	Not Used
LAB	Not Used
AUPPM	Gold Grade of Vein Composite in ppm
AGPPM	Silver Grade of Composite in ppm
ASPPM	Not Used
B-PPM	Not Used
BAPPM	Not Used
CUPPM	Not Used
LAPPM	Not Used
MNPPM	Not Used
NIPPM	Not Used
P-PPM	Not Used
PBPPM	Not Used
SBPPM	Not Used
SRPPM	Not Used
TTHK	Not Used
ZNPPM	Not Used
ZRPPM	Not Used
AL%	Not Used
CA%	Not Used
FE%	Not Used
K-%	Not Used
MG%	Not Used
NA%	Not Used
S%	Not Used
PB%	Not Used
Vein%	Percentage of Interval Logged as Vein
AUPPC	Gold Grade of Vein Composite in ppm Upper Cut Applied
AGPPC	Silver Grade of Vein Composite in ppm Upper Cut Applied
PB%C	Not Used
ZN%C	Not Used
CU%C	Not Used
AGEQ	Calculated Silver Equivalent value using formula AgEq=Ag+(Au*50)
LITHO	Interger Code Used to define the vein intercepts that were backcoded from the Vein Wireframes
LITH5	Not Used
RELTP	Not Used
REETP	Not Used

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

31.0	APPENDIX 6

Great Panther Silver Alpha Rock Codes as at August

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Great Panther Silver Limited Technical Report on the San Ignacio Project Mineral Resource Guanajuato, Mexico

32.0	APPENDIX 7 MineSight File Names

Project Name San Ignacio

Vein wireframes Relevant as at the end of August 2011 are located in

•	San Ignacio\_msresources\Geology\JTS Vein Solids

With the following names:

•	Vein Melladito Solid, Vein Intermediate Solid, Vein Intermediate Solid 2, Vein Intermediate Solid 5, Vein Nombre de Dios Solid, Vein ND FW 07 Solid, and Vein ND FW 08 Solid.

20 September 2011	Page 32-1